Item 77.C.	Matters Submitted to a Vote of Security Holders

		Morgan Stanley Special Value Fund

At a Special Meeting of Shareholders held on May 11, 2010, shareholders approved an Agreement and Plan of Reorganization under which the assets and liabilities of Morgan Stanley Special Value Fund were transferred to Invesco Special Value Fund.

For
14,315,455.214
Withhold
633,113.551
Abstain
905,023.355